RESVERLOGIX

www.resverlogix.com

RECEIVED

2007 FEB -2 A 11:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020764

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Via Courier

January 31, 2007

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between January 15, 2007 through January 30, 2007.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

for: Kelly McNeill
Chief Financial Officer

Enclosures

PROCESSED

FEB 07 2007

THOMSON FINANCIAL

dw 2/12

RESVERLOGIX

www.resverlogix.com

Suite 200
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

For Immediate Release TSX Exchange Symbol: **RVX**

Resverlogix Hires Financial Advisor to Advance Strategic Alternatives

Calgary, AB January 25, 2007 – Resverlogix Corp. ("Resverlogix") (TSX: RVX) announced today that it has retained UBS Securities to act as the financial advisor to assist the Board of Directors and management in its evaluation of strategic alternatives for the Company.

Donald McCaffrey, President & CEO of Resverlogix, stated, "We have reached our preplanned stage where it is prudent to retain a leading financial advisor in the healthcare sector in order to help us evaluate our alternatives with our NexVas™ Plaque Regression franchise. We have always maintained, as part of our overall business strategy, that we will either partner or out right sell this technology at either a preclinical or first administration to man stage." McCaffrey added, "Our goal is to enter into a strategic agreement with a pharmaceutical company whose resources can take our product through clinical trials and into the marketplace."

The evaluation is focused on reviewing what steps should be taken by the Company to secure a strategic agreement regarding the Resverlogix technologies. Resverlogix has not yet set a definitive timetable for completion of its evaluation. There can be no assurances that the evaluation process will result in any specific transaction that will be acceptable to the Company. Resverlogix does not intend to disclose developments regarding its evaluation of strategic alternatives unless either an acceptable acquisition offer is made or until the Board of Directors approves an alternative transaction.

About Resverlogix Corp.
Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the risk of cardiovascular disease (CVD). Through successful research efforts, the Company has expanded its CVD platform to three programs, each addressing different targets for specific commercial markets. NexVas™ Plaque Reduction (NexVas PR), is the Company's primary program that targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. NexVas™ Vascular Inflammation (NexVas VI) is the Company's second CVD program, a discovery stage technology focused on molecular targets of vascular inflammation. ReVas™ the Company's third CVD program is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis. The Company has partnered ReVas™ with Medtronic Inc., a world leading medical technology company. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis, with a TGF- Beta inhibitor. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

35003

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Website: www.resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

35003

RECEIVED
2007 FEB -2 A 11:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

   Resverlogix Corp.
   202, 279 Midpark Way SE
   Calgary, AB T2X 1M2

2. **Date of Material Change**

   January 25, 2007

3. **News Release**

   January 25, 2007 via CCN Matthews.

4. **Summary of Material Change**

   Resverlogix Corp. ("Resverlogix" or the "Company") announced today that it has retained UBS Securities to act as the financial advisor to assist the Board of Directors and management in its evaluation of strategic alternatives for the Company.

5. **Full Description of Material Change**

   Resverlogix Corp. ("Resverlogix" or the "Company") announced today that it has retained UBS Securities to act as the financial advisor to assist the Board of Directors and management in its evaluation of strategic alternatives for the Company.

   The evaluation is focused on reviewing what steps should be taken by the Company to secure a strategic agreement regarding the Resverlogix technologies. Resverlogix has not yet set a definitive timetable for completion of its evaluation. There can be no assurances that the evaluation process will result in any specific transaction that will be acceptable to the Company. Resverlogix does not intend to disclose developments regarding its evaluation of strategic alternatives unless either an acceptable acquisition offer is made or until the Board of Directors approves an alternative transaction.

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

   N/A

7. **Omitted Information**

   N/A

8. **Executive Officer**

   Donald J. McCaffrey, President and CEO
   Telephone: 403-254-9252

9. **Date of Report**

   January 25, 2007

RESVERLOGIX

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

For Immediate Release TSX Exchange Symbol: **RVX**

Resverlogix Bolsters ApoA-I/HDL Clinical Review Committee with Internationally Acclaimed Researchers

ApoA-I potential is to create the next generation of drugs for cardiovascular disease risk reduction

Calgary, AB, January 30, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX), is pleased to announce today that it has named Drs. Daniel Rader, M.D. and Jacques Genest, M.D., both internationally renowned cardiovascular researchers, to Resverlogix's Clinical Review Committee.

Dr. Daniel Rader, Director of Preventive Cardiology and the Clinical and Translational Research Center at Pennsylvania said, "Increasing ApoA-I synthesis and ApoA-I plasma concentrations is believed to be a key driver for HDL's capacity to remove atherosclerosis and thereby affect cardiovascular disease (CVD). Finding such treatments has been considered the holy grail of the therapy area. Resverlogix's lead molecule, RVX208, has impressive properties and I am delighted to participate in the planning and conduct of the emerging human clinical studies."

"We are very pleased to welcome Drs. Rader and Genest to our Committee," said Dr. Jan Johansson, Senior Vice President Clinical Affairs, Resverlogix. "The expertise that they bring to this Committee along with previously announced Drs. Philip Barter, Sydney, Australia, and Prediman K. Shah, Cedar's Sinai, Los Angeles, will form a highly sought after brain trust focused on the creation of a first in class ApoA-I/HDL therapeutic for atherosclerosis and cardiovascular disease treatment"

"No one in the field would doubt that ApoA-I production is central to reverse cholesterol transport and treatment of atherosclerosis," says Dr. Jacques Genest Director, Division of Cardiology, McGill University Health Center/Royal Victoria Hospital. "The NexVas™ program developed by Resverlogix is, from what I can judge, novel as it increases ApoA-I plasma levels by increasing ApoA-I production and it is therefore very exciting."

Cardiovascular disease remains the leading cause of death in industrialized countries and is the largest cost driver to health systems. The American Heart Association estimates the direct and indirect costs of CVD in the United States alone for 2006 are US $403.1 billion. ApoA-I is the key protein in high-density lipoprotein (HDL or the "good cholesterol"). Several landmark clinical studies have demonstrated that ApoA-I can reverse arterial plaque and by this means reduce CVD risk.

Daniel J. Rader, M.D.
Dr. Daniel J. Rader is an Associate Professor of Medicine and Pathology at the University of Pennsylvania School of Medicine in Philadelphia, Pennsylvania. He is Director of Preventive Cardiology and the Lipid Clinic and Associate Director of the General Clinical Research Center. Dr. Rader runs a basic research laboratory focused on genetic regulation of lipoprotein metabolism and atherosclerosis and directs a clinical research program focused on human genetics of lipid disorders and atherosclerosis, imaging of atherosclerosis, and novel approaches to treatment of dyslipidemia and regression of atherosclerosis.

Dr. Rader is a member of the American Society of Clinical Investigation and serves on the executive committee of the *Arteriosclerosis Thrombosis* and Vascular Biology Council of the American Heart Association and the scientific board of the Sarnoff Foundation. He is an Established Investigator of the American Heart Association and a recipient of the Burroughs Wellcome Trust Clinician-Scientist Award in Translational Research. Dr. Rader is on the editorial boards of *Arteriosclerosis Thrombosis* and *Vascular Biology*, *American Journal of Physiology* (Endocrinology and Metabolism), *Circulation*, *Circulation Research*, and *Trends in Molecular Medicine* and is a reviewer for many journals, including *Nature*, *Nature Medicine*, *Science*, *New*

England Journal of Medicine, and *Journal of Clinical Investigation*. Dr. Rader has authored over 120 peer-reviewed publications as well as many reviews and book chapters.

Jacques Genest, M.D., FRCP(C)
Dr. Genest is currently Professor, Faculty of Medicine at McGill University and Director of the Division of Cardiology at McGill University Health Centre/Royal Victoria Hospital. Dr. Genest research interests are genetics and biogenesis of high-density lipoproteins (HDL). He is widely regarded as an authority on cardiovascular disease, specializing in the study of lipoproteins. He was recently credited with the discovery of the genetic defect that causes High-Density-Lipoprotein deficiency. Dr. Genest's clinical trial work covers a number of interesting areas including TNT study (Treat to New Targets), CAN-ada study (Canadian Atorvastatin in Diabetics with Atherosclerosis study) and most recently with Pfizer's Torcetrapib (CETP) trial which ended in December 2006.

Dr. Genest is a member of a number of associations including the Canadian Medical Association, American College of Physicians, Royal College of Physicians and Surgeons of Canada, American College of Cardiology and the American Heart Association. Additionally, he serves on the Board of Director of the Royal Victoria Hospital Foundation. Dr. Genest is on the Editorial Board and is a reviewer for the *Canadian Journal of Cardiology* and is a reviewer for a number of publications including *The Lancet, Circulation, Arteriosclerosis Thrombosis and Vascular Biology, American Journal of Cardiology, Journal of the American Medical Association and Atherosclerosis,* to name a few. He is the author of more than 160 peer reviewed journals as well as many reviews and book chapters. In 2003 Dr. Genest was awarded the Distinguished Physician Scientist Lecture, Canadian Lipoprotein Conference. Recently he was awarded the 2006 Heart and Stroke Foundation Club Lions de Buckingham / Robert Champagne award of excellence.

About Resverlogix Corp.
Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the risk of cardiovascular disease (CVD). Through successful research efforts, the Company has expanded its CVD platform to three programs, each addressing different targets for specific commercial markets. NexVas™ Plaque Reduction (NexVas PR**)**, is the Company's primary program that targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. NexVas™ Vascular Inflammation (NexVas VI) is the Company's second CVD program, a discovery stage technology focused on molecular targets of vascular inflammation. ReVas™ the Company's third CVD program is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis. The Company has partnered ReVas™ with Medtronic Inc., a world leading medical technology company. The Company's secondary focus is TGF-Beta Shield**™**, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis, with a TGF- Beta inhibitor. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of grievous human diseases. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

35005

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Website: www.resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

END